10274\\

valspar



13002854

P.O. Box 1461
Minneapolis, MN 55440
T 612.851.7358
F 612.486.7981
ttreat@valspar.com

Received SEC

JUN 27 2012

Washington, DC 20549

June 26, 2013

Securities and Exchange Commission
Branch of Filing and Reports
450 Fifth Street N. W.
Washington, D. C. 20549

Re. Valspar (Commission File 1-3011)
11-K Filings of Employee Benefit Plans
December 31, 2012

To Whom It May Concern:

In accordance with the requirements of the Securities and Exchange Commission, we are filing Form 11-K for the following Benefit Plans of The Valspar Corporation (commission file number 1-3001):

- Valspar Savings and Retirement Plan
- Valspar 401(K) Plan for Hourly Employees.

As also required by the S.E.C. we are enclosing for each of the Plans, the Audited Statements of net assets available for benefits for the latest two fiscal years and the statement of changes in net assets available for benefits for the latest fiscal year.

If there are any questions please feel free to contact me at (612) 851-7358.

Thanks in advance for your kind attention in processing these filings.

Best Regards,

Tyler N. Treat

Vice-President and Treasurer
The Valspar Corporation

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010 to December 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ______________________ to ______________________

Commission file number 1-3011

Received SEC
JUN 27 2012
Washington, DC 20549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the two fiscal years of the plan (or such lesser period as the plan has in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Valspar Savings and Retirement Plan
The Valspar 401(k) Plan for Hourly Employees

Date 6/26/13

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation



Exhibit 99.1I

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Valspar Corporation 401 (k) Employee Plan for Hourly Employees and the Valspar Corporation Savings & Retirement Plan on form 11-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N. Treat, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S.C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: 6/26/13

By:

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Valspar Savings and Retirement Plan of our report dated June 26, 2013, with respect to the statements of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Valspar Savings and Retirement Plan.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2013

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Valspar 401(k) Plan for Hourly Employees of our report dated June 26, 2013, with respect to the statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Valspar 401(k) Plan for Hourly Employees.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2013

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011



CliftonLarsonAllen

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

VALSPAR 401(K) FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
DECEMBER 31, 2012 AND 2011



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.



CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2013

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 60,607,254	$ 45,189,599
RECEIVABLES		
Employer Contributions Receivable	5,317	202,820
Notes Receivable from Participants	2,115,080	2,022,714
Total Receivables	2,120,397	2,225,534
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	62,727,651	47,415,133
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(62,539)	(58,296)
NET ASSETS AVAILABLE FOR BENEFITS	$ 62,665,112	$ 47,356,837

See accompanying Notes to Financial Statements.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment income of The Valspar Corporation Master Trust	$20,029,192
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	108,227
CONTRIBUTIONS	
Employee	2,180,371
Employer	734,258
Total Contributions	2,914,629
DISTRIBUTIONS TO PARTICIPANTS	(7,595,355)
ADMINISTRATIVE COSTS	(12,945)
NET INCREASE PRIOR TO TRANSFERS	15,443,748
TRANSFERS TO OTHER VALSPAR PLAN, NET	(135,473)
NET INCREASE AFTER TRANSFERS	15,308,275
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	47,356,837
End of Year	$ 62,665,112

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar 401 (k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentage at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 100% of Company matching contributions) for eligible participants who are employed on the last day of the Plan year subject to certain provisions. The Company did not made a discretionary match contribution during the year ended December 31, 2012.

The Plan allows participants who are age 50 and older to make catch up contributions. Participants may also contribution amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2012, no forfeitures were applied against employer contributions. There were approximately $21,000 and $25,000 of forfeitures outstanding at December 31, 2012 and 2011, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,319,000 for the year ended December 31, 2012. For the year ended December 31, 2012, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $6,737,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants (Continued)

time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2017.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan obtained its latest determination letter on August 17, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar Savings and Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 7.7% and 7.2% on December 31, 2012 and 2011, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2012 and 2011, approximately 49% and 45%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2012, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The values of investments of the Master Trust in which the Plan invests are as follows:

	2012	2011
The Valspar Corporation Stock Fund	$ 379,586,314	$ 283,777,599
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	75,297,843	64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	35,073,962	30,501,073
Mutual Funds:		
Marsico Focus Fund	36,131,969	36,175,933
Dodge and Cox Stock Fund	-	34,577,216
Frontegra Iron Bridge SMID Fund	27,744,386	28,516,082
Fidelity Diversified International Fund	26,729,290	23,945,558
FMI Large Cap	35,085,364	-
PIMCO Total Return Institutional Fund	40,556,044	29,500,149
Fidelity Freedom 2025 Fund*	18,125,514	14,887,428
Fidelity Freedom 2030 Fund*	17,288,167	13,968,465
Fidelity Freedom 2020 Fund*	19,270,757	13,679,007
Fidelity Freedom 2015 Fund*	13,614,791	11,979,245
Fidelity Freedom 2035 Fund*	15,209,502	11,052,489
Fidelity Freedom 2040 Fund*	9,637,504	7,165,688
Fidelity Freedom 2010 Fund*	3,616,508	3,414,894
Vanguard Total Bond Market Fund	11,885,108	9,962,762
Fidelity Freedom 2045 Fund*	8,524,462	6,488,306
Fidelity Freedom 2050 Fund*	3,911,422	2,898,448
Fidelity Freedom 2055 Fund*	62,872	-
Fidelity Freedom Income Fund*	2,863,247	2,309,542
T.R. Price Institutional U.S. Structured Research Fund	2,806,893	1,324,024
Total	$ 783,021,919	$ 631,060,197

*Fund share class was "W" class as of December 31, 2012

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2012 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 153,916,099
Common Collective Trust	4,909,035
Mutual Funds	20,893,625
Total	179,718,759
Interest and Dividends *	17,109,493
Total Investment Results	$ 196,828,252

* The fully benefit-responsive contract earned only interest and dividends during 2012.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contains interest-bearing cash, miscellaneous receivables, and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trust

The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers the contractual terms of the underlying GICs. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Master Trust's investments at fair value as of December 31, 2012 and 2011:

	2012			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 379,586,314	$ -	$ -	$ 379,586,314
Fully Benefit-Responsive Contract	-	75,297,843	-	75,297,843
Equity Common Collective Trust	-	35,073,962	-	35,073,962
Mutual Funds:				
Large Cap Funds	74,024,226	-	-	74,024,226
Balance Funds	112,124,746	-	-	112,124,746
Bond Funds	52,441,152	-	-	52,441,152
Mid Cap Fund	27,744,386	-	-	27,744,386
International Fund	26,729,290	-	-	26,729,290
Total Master Trust Investments at Fair Value	$ 672,650,114	$ 110,371,805	$ -	$ 783,021,919

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2011			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 283,777,599	$ -	$ -	$ 283,777,599
Fully Benefit-Responsive Contract	-	64,936,289	-	64,936,289
Equity Common Collective Trust	-	30,501,073	-	30,501,073
Mutual Funds:				
Large Cap Funds	72,077,173	-	-	72,077,173
Balance Funds	87,843,512	-	-	87,843,512
Bond Funds	39,462,911	-	-	39,462,911
Mid Cap Fund	28,516,082	-	-	28,516,082
International Fund	23,945,558	-	-	23,945,558
Total Master Trust Investments at Fair Value	$ 535,622,835	$ 95,437,362	$ -	$ 631,060,197

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) as a practical expedient when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Mater Trust's investments whose fair value is estimated using NAV as of December 31, 2012 and 2011:

	Fair Value 2012	Fair Value 2011
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 75,297,843	$ 64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	35,073,962	30,501,073
Total	$ 110,371,805	$ 95,437,362

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and record-keeping fees for notes receivable from participants are charged to the participants' individual accounts.

During the year ended December 31, 2012, the Master Trust purchased approximately 968,000 shares of common stock of the Company at a cost of approximately $51,818,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,319,000 for the year ended December 31, 2012. These transactions are exempt party-in-interest transactions.

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net Assets Available for Benefits per the Financial Statements	$ 62,665,112	$ 47,356,837
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	62,539	58,296
Net Assets Available for Benefits per Form 5500	$ 62,727,651	$ 47,415,133

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2012:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$ 15,443,748
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year	(58,296)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year	62,539
Net Increase in Net Assets Available for Benefits per Form 5500	$ 15,447,991

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
E.I.N. 36-2443580 PLAN NO.007
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates from 4.25% to 9.25%	-	$ 2,115,080

** Indicates Party-in-Interest*

VALSPAR SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011



CliftonLarsonAllen

VALSPAR SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

VALSPAR SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2012 AND 2011



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Benefits Administrative Committee
Valspar Savings and Retirement Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.



CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2013

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 722,414,665	$ 585,870,598
RECEIVABLES		
Employer Contributions Receivable	21,717,649	23,585,095
Notes Receivable from Participants	10,015,972	10,427,342
Total Receivables	31,733,621	34,012,437
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	754,148,286	619,883,035
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(1,979,516)	(1,519,440)
NET ASSETS AVAILABLE FOR BENEFITS	$ 752,168,770	$ 618,363,595

See accompanying Notes to Financial Statements.

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment Income of The Valspar Corporation Master Trust	$ 176,799,060
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	445,967
CONTRIBUTIONS	
Employee	17,063,036
Employer	27,186,977
Total Contributions	44,250,013
DISTRIBUTIONS TO PARTICIPANTS	(87,777,939)
ADMINISTRATIVE COSTS	(47,669)
NET INCREASE PRIOR TO TRANSFERS	133,669,432
TRANSFERS FROM OTHER VALSPAR PLAN, Net	135,743
NET INCREASE AFTER TRANSFERS	133,805,175
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	618,363,595
End of Year	$ 752,168,770

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occur as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentages at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary contribution not to exceed 9% of participants' compensation for eligible participants who are employed on the last day of the Plan year subject to certain provisions. There was a 6% discretionary contribution made for the year ended December 31, 2012. The Company also contributes a non-elective contribution equal to 4% of the participants' compensation.

The Plan allows participants who are age 50 and older to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective February 1, 2012, the Plan was amended to provide participants with an opportunity to make Roth contributions and in-plan Roth rollovers.

Vesting

Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF THE PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeitures. During the year ended December 31, 2012, $80,000 of forfeitures were applied against employer contributions. There were approximately $97,600 and $61,500 of forfeitures outstanding at December 31, 2012 and 2011, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and an allocation of Plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,319,000 for the year ended December 31, 2012. For the year ended December 31, 2012, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $6,737,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60 month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2032.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments in The Valspar Corporation Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Tax Status

The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code. The Plan is currently in process of obtaining a new determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and conclude that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan

Although it has not expressed any intent to do so. the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 92.3% and 92.8% on December 31, 2012 and 2011, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2012 and 2011, approximately 49% and 45%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2012, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENT IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	2012	2011
The Valspar Corporation Stock Fund	$ 379,586,314	$ 283,777,599
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	75,297,843	64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	35,073,962	30,501,073
Mutual Funds:		
Marsico Focus Fund	36,131,969	36,175,933
Dodge and Cox Stock Fund	-	34,577,216
Frontegra Iron Bridge SMID Fund	27,744,386	28,516,082
Fidelity Diversified International Fund	26,729,290	23,945,558
FMI Large Cap	35,085,364	-
PIMCO Total Return Institutional Fund	40,556,044	29,500,149
Fidelity Freedom 2025 Fund*	18,125,514	14,887,428
Fidelity Freedom 2030 Fund*	17,288,167	13,968,465
Fidelity Freedom 2020 Fund*	19,270,757	13,679,007
Fidelity Freedom 2015 Fund*	13,614,791	11,979,245
Fidelity Freedom 2035 Fund*	15,209,502	11,052,489
Fidelity Freedom 2040 Fund*	9,637,504	7,165,688
Fidelity Freedom 2010 Fund*	3,616,508	3,414,894
Vanguard Total Bond Market Fund	11,885,108	9,962,762
Fidelity Freedom 2045 Fund*	8,524,462	6,488,306
Fidelity Freedom 2050 Fund*	3,911,422	2,898,448
Fidelity Freedom 2055 Fund*	62,872	-
Fidelity Freedom Income Fund*	2,863,247	2,309,542
T.R. Price Institutional U.S. Structured Research Fund	2,806,893	1,324,024
Total	$ 783,021,919	$ 631,060,197

* Fund share class was "W" class as of December 31, 2012

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2012 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 153,916,099
Common Collective Trust	4,909,035
Mutual Funds	20,893,625
Total	179,718,759
Interest and Dividends *	17,109,493
Total Investment Results	$ 196,828,252

* The fully benefit-responsive contract earned only interest and dividends during 2012.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. This fund also contains interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trust

The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers the contractual terms of the underlying GICs. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the closing prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2012 and 2011:

	2012			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 379,586,314	$ -	$ -	$ 379,586,314
Fully Benefit-Responsive Contract	-	75,297,843	-	75,297,843
Equity Common Collective Trust	-	35,073,962	-	35,073,962
Mutual Funds:				
Large Cap Funds	74,024,226	-	-	74,024,226
Balance Funds	112,124,746	-	-	112,124,746
Bond Funds	52,441,152	-	-	52,441,152
Mid Cap Fund	27,744,386	-	-	27,744,386
International Fund	26,729,290	-	-	26,729,290
Total Master Trust Investments at Fair Value	$ 672,650,114	$ 110,371,805	$ -	$ 783,021,919

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2011			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 283,777,599	$ -	$ -	$ 283,777,599
Fully Benefit-Responsive Contract	-	64,936,289	-	64,936,289
Equity Common Collective Trust	-	30,501,073	-	30,501,073
Mutual Funds:				
Large Cap Funds	72,077,173	-	-	72,077,173
Balance Funds	87,843,512	-	-	87,843,512
Bond Funds	39,462,911	-	-	39,462,911
Mid Cap Fund	28,516,082	-	-	28,516,082
International Fund	23,945,558	-	-	23,945,558
Total Master Trust Investments at Fair Value	$ 535,622,835	$ 95,437,362	$ -	$ 631,060,197

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Master Trust's investments whose fair value is estimated using NAV as of December 31, 2012 and 2011:

	Fair Value 2012	Fair Value 2011
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 75,297,843	$ 64,936,289
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	35,073,962	30,501,073
Total	$ 110,371,805	$ 95,437,362

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. It seeks to minimize the exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States and the fund will generally be invested in securities of companies which compose the S&P 500 Index. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and recordkeeping fees for notes from participants are charged to the participants' individual accounts.

During the year ended December 31, 2012, the Master Trust purchased approximately 968,000 shares of common stock of the Company at a cost of approximately $51,818,000. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,319,000 for the year ended December 31, 2012. These transactions are exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net Assets Available for Benefits per the Financial Statements	$ 752,168,770	$ 618,363,595
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	1,979,516	1,519,440
Net Assets Available for Benefits per Form 5500	$ 754,148,286	$ 619,883,035

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2012:

Net Increase in Net Assets Available for Benefits per the Financial Statement Before Transfers	$ 133,669,432
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - Beginning of Year	(1,519,440)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract - End of Year	1,979,516
Net Increase in Net Assets Available for Benefits per Form 5500	$ 134,129,508

VALSPAR SAVINGS AND RETIREMENT PLAN
E.I.N. 36-2443580 PLAN NO. 003
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value	(e) Current Value
*	Participants	Participant Loans Rates from 4.25% to 9.25%	-	$ 10,015,972

** Indicates Party-in-Interest*



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar Savings and Retirement Plan as of December 31, 2011, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2012

NEXIA INTERNATIONAL | An independent member of Nexia International

VALSPAR SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

VALSPAR SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 585,870,598	$ 569,488,987
RECEIVABLES		
Employer Contributions Receivable	23,585,095	28,025,076
Notes Receivable from Participants	10,427,342	9,275,594
Total Receivables	619,883,035	606,789,657
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(1,519,440)	(593,261)
NET ASSETS AVAILABLE FOR BENEFITS	$ 618,363,595	$ 606,196,396

See accompanying Notes to Financial Statements.

VALSPAR SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment Income of The Valspar Corporation Master Trust	$ 25,097,579
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	451,694
CONTRIBUTIONS	
Employee	16,511,414
Employer	29,204,908
Total Contributions	45,716,322
DISTRIBUTIONS TO PARTICIPANTS	(59,149,065)
ADMINISTRATIVE COSTS	(77,108)
NET INCREASE PRIOR TO TRANSFERS	12,039,422
TRANSFERS FROM OTHER VALSPAR PLANS, Net	127,777
NET INCREASE AFTER TRANSFERS	12,167,199
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	606,196,396
End of Year	$ 618,363,595

See accompanying Notes to Financial Statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occur as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentages at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary contribution not to exceed 9% of participants' compensation for eligible participants who are employed on the last day of the Plan year subject to certain provisions. There was a 7% discretionary contribution made for the year ended December 31, 2011. The Company also contributes a nonelective contribution equal to 4% of the participants' compensation.

The Plan allows participants who are age 50 and older to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

Vesting

Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF THE PLAN (CONTINUED)

Vesting

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeitures. During the year ended December 31, 2011, $50,000 of forfeitures were applied against employer contributions. There were approximately $61,500 and $73,000 of forfeitures outstanding at December 31, 2011 and 2010, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and an allocation of Plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,411,000 for the year ended December 31, 2011. For the year ended December 31, 2011, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $5,347,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Interest rates ranged from 4.25% to 9.25% at December 31, 2011. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2032.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment Valuation and Income Recognition

Investments in the Valspar Corporation Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax Status

The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code. The Plan is currently in process of obtaining a new determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and conclude that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan

Although it has not expressed any intent to do so. the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 92.8% and 93.1% on December 31, 2011 and 2010, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2011 and 2010, approximately 45% and 43%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2011, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 INVESTMENT IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	2011	2010
The Valspar Corporation Stock Fund	$ 283,777,599	$ 265,328,937
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	64,936,289	63,006,020
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	30,501,073	31,693,420
Mutual Funds:		
Marsico Focus Fund	36,175,933	40,175,758
Dodge and Cox Stock Fund	34,577,216	39,969,120
Frontegra Iron Bridge SMID Fund	28,516,082	31,150,141
Fidelity Diversified International Fund	23,945,558	29,557,005
PIMCO Total Return Institutional Fund	29,500,149	25,765,609
Fidelity Freedom 2025 Fund*	14,887,428	13,264,359
Fidelity Freedom 2030 Fund*	13,968,465	11,299,179
Fidelity Freedom 2020 Fund*	13,679,007	10,769,931
Fidelity Freedom 2015 Fund*	11,979,245	10,209,567
Fidelity Freedom 2035 Fund*	11,052,489	9,406,277
Fidelity Freedom 2040 Fund*	7,165,688	6,637,608
Fidelity Freedom 2010 Fund*	3,414,894	6,622,824
Vanguard Total Bond Market Fund	9,962,762	6,149,469
Fidelity Freedom 2045 Fund*	6,488,306	5,384,340
Fidelity Freedom 2050 Fund*	2,898,448	2,308,318
Fidelity Freedom Income Fund*	2,309,542	2,044,992
T.R. Price Institutional U.S. Structured Research Fund	1,324,024	658,660
Total	$ 631,060,198	$ 611,401,534

* Fund share class was "K" class as of December 31, 2011

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2011 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 33,510,483
Common Collective Trust	644,150
Mutual Funds	(16,243,508)
Total	17,911,125
Interest and Dividends *	10,841,782
Total Investment Results	$ 28,752,907

* The fully benefit-responsive contract earned only interest and dividends during 2011.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. This fund also contains interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trust

The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the closing prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2011 and 2010:

	2011			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 283,777,599	$ -	$ -	$ 283,777,599
Fully Benefit-Responsive Contract	-	64,936,289	-	64,936,289
Equity Common Collective Trust	-	30,501,073	-	30,501,073
Mutual Funds:				
Large Cap Funds	72,077,173	-	-	72,077,173
Balance Funds	87,843,512	-	-	87,843,512
Bond Funds	39,462,911	-	-	39,462,911
Mid Cap Fund	28,516,082	-	-	28,516,082
International Fund	23,945,558	-	-	23,945,558
Total Master Trust Investments at Fair Value	$ 535,622,835	$ 95,437,362	$ -	$ 631,060,197

VALSPAR SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2010			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 265,328,937	$ -	$ -	$ 265,328,937
Fully Benefit-Responsive Contract	-	63,006,020	-	63,006,020
Equity Common Collective Trust	-	31,693,420	-	31,693,420
Mutual Funds:				
Large Cap Funds	80,803,538	-	-	80,803,538
Balance Funds	77,947,395	-	-	77,947,395
Bond Funds	31,915,078	-	-	31,915,078
Mid Cap Fund	31,150,141	-	-	31,150,141
International Fund	29,557,005	-	-	29,557,005
Total Master Trust Investments at Fair Value	$ 516,702,095	$ 94,699,440	$ -	$ 611,401,534

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table set forth additional disclosures of the Master Trust's investments whose fair value is estimated using NAV as of December 31, 2011 and 2010:

	Fair Value 2011	Fair Value 2010
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 64,936,289	$ 63,006,020
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	30,501,073	31,693,420
Total	$ 95,437,362	$ 94,699,440

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The portfolio may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. Under normal conditions, 90% of the portfolio's universe will be invested in securities of the companies which comprise the S&P 500 Index. In addition to its investments in securities, a portion of the portfolio's assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. The portfolio may transfer uninvested cash balances into joint trading accounts, which are then invested in repurchase agreements, or invest directly with institutions in repurchase agreements. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and recordkeeping fees for notes from participants are charged to the participants' individual accounts.

During the year ended December 31, 2011, the Master Trust purchased approximately 1,272,300 shares of common stock of the Company at a cost of approximately $44,853,000. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,411,000 for the year ended December 31, 2011. These transactions are exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
Valspar 401(k) Plan for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Valspar 401(k) Plan for Hourly Employees as of December 31, 2011, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 26, 2012

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

VALSPAR 401K FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
INVESTMENTS (at Fair Value)		
Interest in The Valspar Corporation Master Trust	$ 45,189,599	$ 41,912,547
RECEIVABLES		
Employer Contributions Receivable	202,820	632,147
Notes Receivable from Participants	2,022,714	1,769,317
Total Receivables	47,415,133	44,314,011
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contract	(58,296)	(28,881)
NET ASSETS AVAILABLE FOR BENEFITS	$ 47,356,837	$ 44,285,130

See accompanying Notes to Financial Statements.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:	
INVESTMENT INCOME	
Interest in Investment income of The Valspar Corporation Master Trust	$ 3,655,328
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	89,532
CONTRIBUTIONS	
Employee	1,756,663
Employer	894,886
Total Contributions	2,651,549
DISTRIBUTIONS TO PARTICIPANTS	(3,177,251)
ADMINISTRATIVE COSTS	(19,674)
NET INCREASE PRIOR TO TRANSFERS	3,199,484
TRANSFERS TO OTHER VALSPAR PLANS, NET	(127,777)
NET INCREASE AFTER TRANSFERS	3,071,707
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of Year	44,285,130
End of Year	$ 47,356,837

See accompanying Notes to Financial Statements.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 1 DESCRIPTION OF THE PLAN

The following description of Valspar 401 (k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of Assets

Transfers both in and out of the Plan occur as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility

Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete 365 days of service to share in the Company's contributions to the Plan.

Contributions

Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Upon becoming eligible to participate, participants are automatically enrolled to defer 4% of their eligible compensation unless otherwise instructed by the participants. Participants are allowed to change their salary deferral percentage at any time. The Company has agreed to contribute an amount equal to 100% of the first 2% and 50% of the next 2% of each employee's contributions up to a maximum match of 3% of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 100% of Company matching contributions) for eligible participants who are employed on the last day of the Plan year subject to certain provisions. The Company made a discretionary match of 33% of Company matching contributions made during the year ended December 31, 2011.

The Plan allows participants who are age 50 and older to make catch up contributions. Participants may also contribution amounts representing distributions from other qualified plans.

Vesting

Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior Plan document in effect at the time of the participant's termination.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Vesting (Continued)

Forfeitures resulting from the termination of Plan participants with less than 100% vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2011, $20,000 of forfeitures were applied against employer contributions. There were approximately $25,000 and $71,000 of forfeitures outstanding at December 31, 2011 and 2010, respectively.

Investment Options

Participants currently have the option to allocate Plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Dividends

Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,411,000 for the year ended December 31, 2011. For the year ended December 31, 2011, the financial statements and Master Trust footnote reflect only the amount of dividends reinvested, which totaled approximately $5,347,000 at the Master Trust level.

Distributions to Participants

Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000. In-service and hardship distributions are also allowed subject to Plan provisions.

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Interest rates ranged from 4.25% to 9.25% at December 31, 2011. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2015.

Plan Administration

The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contract

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax Status

The Plan obtained its latest determination letter on August 17, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST

Investments of the Plan are held in the Master Trust. The Master Trust also holds assets of the Valspar Savings and Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1% increments.

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 7.2% and 6.9% on December 31, 2011 and 2010, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2011 and 2010, approximately 45% and 43%, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of the Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2011, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

VALSPAR 401(K) PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 3 INVESTMENTS IN THE VALSPAR CORPORATION MASTER TRUST (CONTINUED)

The values of investments of the Master Trust in which the Plan invests are as follows:

	2011	2010
The Valspar Corporation Stock Fund	$ 283,777,599	$ 265,328,937
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund	64,936,289	63,006,020
Common Collective Trust:		
Fidelity U.S. Equity Index Fund	30,501,073	31,693,420
Mutual Funds:		
Marsico Focus Fund	36,175,933	40,175,758
Dodge and Cox Stock Fund	34,577,216	39,969,120
Frontegra Iron Bridge SMID Fund	28,516,082	31,150,141
Fidelity Diversified International Fund	23,945,558	29,557,005
PIMCO Total Return Institutional Fund	29,500,149	25,765,609
Fidelity Freedom 2025 Fund*	14,887,428	13,264,359
Fidelity Freedom 2030 Fund*	13,968,465	11,299,179
Fidelity Freedom 2020 Fund*	13,679,007	10,769,931
Fidelity Freedom 2015 Fund*	11,979,245	10,209,567
Fidelity Freedom 2035 Fund*	11,052,489	9,406,277
Fidelity Freedom 2040 Fund*	7,165,688	6,637,608
Fidelity Freedom 2010 Fund*	3,414,894	6,622,824
Vanguard Total Bond Market Fund	9,962,762	6,149,469
Fidelity Freedom 2045 Fund*	6,488,306	5,384,340
Fidelity Freedom 2050 Fund*	2,898,448	2,308,318
Fidelity Freedom Income Fund*	2,309,542	2,044,992
T.R. Price Institutional U.S. Structured Research Fund	1,324,024	658,660
Total	$ 631,060,198	$ 611,401,534

*Fund share class was "K" class as of December 31, 2011

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2011 are as follows:

Investment Results:	
Net Appreciation in Fair Value of Investments:	
The Valspar Corporation Common Stock	$ 33,510,483
Common Collective Trust	644,150
Mutual Funds	(16,243,508)
Total	17,911,125
Interest and Dividends *	10,841,782
Total Investment Results	$ 28,752,907

* The fully benefit-responsive contract earned only interest and dividends during 2011.

NOTE 4 FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The Valspar Corporation Stock Fund

The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contains interest-bearing cash, miscellaneous receivables, and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

Fully Benefit-Responsive Contract and Common Collective Trust

The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. See further discussion at Note 5.

Mutual Funds

Mutual funds are valued at the prices reported in the active markets in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Master Trust's investments at fair value as of December 31, 2011 and 2010:

	2011			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 283,777,599	$ -	$ -	$ 283,777,599
Fully Benefit-Responsive Contract	-	64,936,289	-	64,936,289
Equity Common Collective Trust	-	30,501,073	-	30,501,073
Mutual Funds:				
Large Cap Funds	72,077,173	-	-	72,077,173
Balance Funds	87,843,512	-	-	87,843,512
Bond Funds	39,462,911	-	-	39,462,911
Mid Cap Fund	28,516,082	-	-	28,516,082
International Fund	23,945,558	-	-	23,945,558
Total Master Trust Investments at Fair Value	$ 535,622,835	$ 95,437,362	$ -	$ 631,060,197

NOTE 4 FAIR VALUE MEASUREMENTS (CONTINUED)

	2010			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation Common Stock	$ 265,328,937	$ -	$ -	$ 265,328,937
Fully Benefit-Responsive Contract	-	63,006,020	-	63,006,020
Equity Common Collective Trust	-	31,693,420	-	31,693,420
Mutual Funds:				
Large Cap Funds	80,803,538	-	-	80,803,538
Balance Funds	77,947,395	-	-	77,947,395
Bond Funds	31,915,078	-	-	31,915,078
Mid Cap Fund	31,150,141	-	-	31,150,141
International Fund	29,557,005	-	-	29,557,005
Total Master Trust Investments at Fair Value	$ 516,702,095	$ 94,699,440	$ -	$ 611,401,534

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) as a practical expedient when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

The following table sets forth additional disclosures of the Mater Trust's investments whose fair value is estimated using NAV as of December 31, 2011 and 2010:

	Fair Value 2011	Fair Value 2010
Fully Benefit-Responsive Contract:		
Fidelity Managed Income Portfolio II Fund (a)	$ 64,936,289	$ 63,006,020
Common Collective Trust:		
Fidelity U.S. Equity Index Fund (b)	30,501,073	31,693,420
Total	$ 95,437,362	$ 94,699,440

NOTE 5 FAIR VALUE OF INVESTMENTS REPORTED AT NET ASSET VALUE (CONTINUED)

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The portfolio may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. Under normal conditions, 90% of the portfolio's universe will be invested in securities of the companies which comprise the S&P 500 Index. In addition to its investments in securities, a portion of the portfolio's assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. The portfolio may transfer uninvested cash balances into joint trading accounts, which are then invested in repurchase agreements, or invest directly with institutions in repurchase agreements. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined NAV per unit. NAV per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

NOTE 6 TRANSACTIONS WITH PARTIES IN INTEREST

Origination and record-keeping fees for notes receivable from participants are charged to the participants' individual accounts.

During the year ended December 31, 2011, the Master Trust purchased approximately 1,272,300 shares of common stock of the Company at a cost of approximately $44,853,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,411,000 for the year ended December 31, 2011. These transactions are exempt party-in-interest transactions.

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

Valspar 401(k) Plan for Hourly Employees

Financial Report
December 31, 2010


McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

Contents

McGladrey & Pullen, LLP
Certified Public Accountants



Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Valspar 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 29, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Valspar 401(k) Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments, at fair value (Notes 2 – 4):		
Interest in The Valspar Corporation Master Trust	$ 41,912,547	$ 41,078,454
Employer contributions receivable	632,147	393,491
Notes from participants (Note 1)	1,769,317	1,997,398
Net assets available for benefits, at fair value	44,314,011	43,469,343
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	(28,881)	39,967
Net assets available for benefits	$ 44,285,130	$ 43,509,310

See Notes to Financial Statements.

Valspar 401(k) Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Interest in investment income of The Valspar Corporation Master Trust (Note 3)	$ 8,174,193
Interest income on notes from participants	97,003
Contributions:	
Employee	1,780,784
Employer	1,323,575
Total contributions	3,104,359
Total additions	11,375,555
Distributions to participants	(6,548,652)
Administrative costs	(34,658)
Net increase before transfers	4,792,245
Transfers to other Valspar plans, net (Note 1)	(4,016,425)
Net increase after transfers	775,820
Net assets available for benefits:	
Beginning of year	43,509,310
End of year	$ 44,285,130

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of Valspar 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Transfer of assets: During 2010 and 2009 transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility: Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. The Company has agreed to contribute an amount equal to 100 percent of the first 2 percent and 50 percent of the next 2 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 100 percent of Company matching contributions). The Company made a discretionary match of 100 percent of Company matching contributions made during the year ended December 31, 2010.

Vesting: Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior plan document in effect at the time of the participant's termination.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2010, approximately $100,000 of forfeitures were applied against employer contributions. There were approximately $71,000 and $154,000 of forfeitures outstanding at December 31, 2010 and 2009, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account is credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the plan document.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,063,000 for the year ended December 31, 2010. For the year ended December 31, 2010, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,980,000 at the master trust level.

Distributions to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Notes from participants: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 percent at December 31, 2010. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2015.

In September 2010, the Financial Accounting Standards Board (FASB) issued an amendment that provides guidance on how loans to participants should be classified and measured by defined-contribution pension plans. This amendment requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. It was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior-year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $1,769,317 and $1,997,398 from investments to notes from participants as of December 31, 2010 and 2009, respectively. There was no impact on the net assets as of December 31, 2010 or 2009, as a result of the adoption.

Plan administration: The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Fully benefit-responsive investment contract: Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were issued.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan are held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of the Valspar Savings and Retirement Plan and the Valspar Profit Sharing Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 6.9 percent and 8.0 percent on December 31, 2010 and 2009, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2010 and 2009, approximately 43 percent of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of the Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2010, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

It is at least reasonably possible that changes in the fair value of The Valspar Corporation common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	December 31	
	2010	2009
The Valspar Corporation Stock Fund	$ 265,328,937	$ 220,326,464
Fully benefit-responsive contract:		
Fidelity Managed Income Portfolio II Fund	63,006,020	64,711,269
Common collective trust:		
Fidelity U.S. Equity Index Fund	31,693,420	28,191,880
Mutual funds:		
Marsico Focus Fund	40,175,758	34,275,931
Dodge & Cox Stock Fund	39,969,120	36,817,462
Frontegra Iron Bridge SMID Fund	31,150,141	22,599,898
Fidelity Diversified International Fund	29,557,005	29,298,403
PIMCO Total Return Institutional Fund	25,765,609	-
Fidelity Freedom 2025 Fund	13,264,359	8,791,990
Fidelity Freedom 2030 Fund	11,299,179	7,701,214
Fidelity Freedom 2020 Fund	10,769,931	7,019,699
Fidelity Freedom 2015 Fund	10,209,567	6,980,090
Fidelity Freedom 2035 Fund	9,406,277	6,006,281
Fidelity Freedom 2040 Fund	6,637,608	4,113,507
Fidelity Freedom 2010 Fund	6,622,824	7,711,133
Vanguard Total Bond Market Fund	6,149,469	4,350,974
Fidelity Freedom 2045 Fund	5,384,340	3,302,899
Fidelity Freedom 2050 Fund	2,308,318	1,143,489
Fidelity Freedom Income Fund	2,044,992	1,781,215
T.R. Price Institutional U.S. Structured Research Fund	658,660	429,881
Western Asset Core Fund	-	19,717,261
	$ 611,401,534	$ 515,270,940

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2010, is as follows:

Investment results:	
Net appreciation in fair value of investments:	
The Valspar Corporation common stock	$ 57,147,725
Common collective trust	4,138,729
Mutual funds	25,435,796
	86,722,250
Interest and dividends*	8,331,927
Total investment results	$ 95,054,177

*The fully benefit-responsive contract earned only interest and dividends during 2010.

Note 4. Fair Value Measurements

Accounting guidance was recently issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contains interest-bearing cash, miscellaneous receivables, and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

Fully benefit-responsive contract and common collective trust: The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. See further discussion at Note 5.

Mutual funds: Mutual funds are valued at the prices reported in the active markets in which the securities are traded.

Note 4. Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 265,328,937	$ -	$ -	$ 265,328,937
Fully benefit-responsive contract	-	63,006,020	-	63,006,020
Common collective trust	-	31,693,420	-	31,693,420
Mutual funds:				
Large cap funds	80,803,538	-	-	80,803,538
Balanced funds	77,947,395	-	-	77,947,395
Bond funds	31,915,078	-	-	31,915,078
Mid cap fund	31,150,141	-	-	31,150,141
International fund	29,557,005	-	-	29,557,005
Total Master Trust investments at fair value	$ 516,702,094	$ 94,699,440	$ -	$ 611,401,534

	Investments at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 220,326,464	$ -	$ -	$ 220,326,464
Fully benefit-responsive contract	-	64,711,269	-	64,711,269
Common collective trust	-	28,191,880	-	28,191,880
Mutual funds:				
Large cap funds	71,523,274	-	-	71,523,274
Balanced funds	54,551,517	-	-	54,551,517
Bond funds	24,068,235	-	-	24,068,235
Mid cap fund	22,599,898	-	-	22,599,898
International fund	29,298,403	-	-	29,298,403
Total Master Trust investments at fair value	$ 422,367,791	$ 92,903,149	$ -	$ 515,270,940

Note 5. Fair Value of Investments Reported at Net Asset Value

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

Note 5. Fair Value of Investments Reported at Net Asset Value (Continued)

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using NAV as of December 31, 2010:

	Fair Value
Fully benefit-responsive contract:	
Fidelity Managed Income Portfolio II Fund (a)	$ 63,006,020
Common collective trust:	
Fidelity U.S. Equity Index Fund (b)	31,693,420
Total	$ 94,699,440

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The portfolio may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. Under normal conditions, 90 percent of the portfolio's universe will be invested in securities of the companies which comprise the S&P 500 Index. In addition to its investments in securities, a portion of the portfolio's assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. The portfolio may transfer uninvested cash balances into joint trading accounts, which are then invested in repurchase agreements, or invest directly with institutions in repurchase agreements. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

Note 6. Transactions With Parties in Interest

Origination and record-keeping fees for notes receivable from participants are charged to the participants' individual accounts.

During the years ended December 31, 2010 and 2009, the Master Trust purchased approximately 1,017,000 shares and 896,000 shares of common stock of the Company at a cost of approximately $31,207,000 and $18,451,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,063,000 for the year ended December 31, 2010. These transactions are exempt party-in-interest transactions.

Note 6. Transactions With Parties in Interest (Continued)

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$ 44,285,130	$ 43,509,310
Adjustment from fair value to contract value for fully benefit-responsive investment contract	28,881	(39,967)
Net assets available for benefits per Form 5500	$ 44,314,011	$ 43,469,343

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statement before transfers	$ 4,792,245
Adjustment from fair value to contract value for fully benefit-responsive investment contract, beginning of year	39,967
Adjustment from fair value to contract value for fully benefit-responsive investment contract, end of year	28,881
Net increase in net assets available for benefits per the Form 5500	$ 4,861,093

Valspar Savings and Retirement Plan

Financial Report
December 31, 2010

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

Contents

McGladrey & Pullen, LLP
Certified Public Accountants



Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Valspar Savings and Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Board of Directors of The Valspar Corporation, the Plan's sponsor, elected to merge the Valspar Profit Sharing Plan into the Valspar Savings and Retirement Plan by April 30, 2010.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 29, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Valspar Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments, at fair value (Notes 2 – 4):		
Interest in The Valspar Corporation Master Trust	$ 569,488,987	$ 466,102,422
Employer contributions receivable	28,025,076	25,309,601
Notes from participants (Note 1)	9,275,594	8,380,531
Net assets available for benefits, at fair value	606,789,657	499,792,554
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	(593,261)	747,584
Net assets available for benefits	$ 606,196,396	$ 500,540,138

See Notes to Financial Statements.

Valspar Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Interest in investment income of The Valspar Corporation Master Trust (Note 3)	$ 86,335,429
Interest income on notes from participants	469,475
Contributions:	
Employee	15,666,005
Employer	33,587,744
Total contributions	49,253,749
Total additions	136,058,653
Distributions to participants	(42,506,255)
Administrative costs	(156,601)
Net increase before transfers	93,395,797
Transfers from other Valspar plans, net (Note 1)	12,260,461
Net increase after transfers	105,656,258
Net assets available for benefits:	
Beginning of year	500,540,138
End of year	$ 606,196,396

See Notes to Financial Statements.

Valspar Savings and Retirement Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Plan merger and transfer of assets: On January 1, 2008, the Company approved the merger of the Valspar Profit Sharing Plan with the Valspar Savings and Retirement Plan. All assets of the Valspar Profit Sharing Plan were transferred by April 30, 2010, with all dividends paid by that date.

Additional transfers both in and out of the Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Eligibility: Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. The Company has agreed to contribute an amount equal to 100 percent of the first 2 percent and 50 percent of the next 2 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary contribution not to exceed 9 percent of participants' compensation. There was a 9 percent discretionary contribution made for the year ended December 31, 2010. The Company also contributes a nonelective contribution equal to 4 percent of the participants' compensation.

Vesting: Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior plan document in effect at the time of the participant's termination.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contributions in the year of forfeiture. During the year ended December 31, 2010, approximately $50,000 of forfeitures were applied against employer contributions. There were approximately $73,000 and $108,000, of forfeitures outstanding at December 31, 2010 and 2009, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account is credited with the participant's and the Company's contributions and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined in the plan document.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $5,063,000 for the year ended December 31, 2010. For the year ended December 31, 2010, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,980,000 at the master trust level.

Distributions to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Notes from participants: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2009, participants were allowed to have notes outstanding for the purchase of a principal residence for a reasonable period of time, often exceeding the 60-month repayment period. The notes are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 percent at December 31, 2010. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2032.

In September 2010 the Financial Accounting Standards Board (FASB) issued an amendment that provides guidance on how loans to participants should be classified and measured by defined-contribution pension plans. This amendment requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. It was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior-year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $9,275,594 and $8,380,531 from investments to notes from participants as of December 31, 2010 and 2009, respectively. There was no impact on the net assets as of December 31, 2010 or 2009, as a result of the adoption.

Plan administration: The Plan is administered by the Company, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Fully benefit-responsive investment contract: Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 5 for further discussion.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were issued.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan are held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of the Valspar 401(k) Plan for Hourly Employees and the Valspar Profit Sharing Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 93.1 percent and 90.4 percent on December 31, 2010 and 2009, respectively. Investments in the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percentage interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. At December 31, 2010 and 2009, approximately 43 percent of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, including The Valspar Corporation common stock, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2010, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The fair values of investments of the Master Trust in which the Plan invests are as follows:

	December 31	
	2010	2009
The Valspar Corporation Stock Fund	$ 265,328,937	$ 220,326,464
Fully benefit-responsive contract:		
Fidelity Managed Income Portfolio II Fund	63,006,020	64,711,269
Common collective trust:		
Fidelity U.S. Equity Index Fund	31,693,420	28,191,880
Mutual funds:		
Marsico Focus Fund	40,175,758	34,275,931
Dodge & Cox Stock Fund	39,969,120	36,817,462
Frontegra Iron Bridge SMID Fund	31,150,141	22,599,898
Fidelity Diversified International Fund	29,557,005	29,298,403
PIMCO Total Return Institutional Fund	25,765,609	-
Fidelity Freedom 2025 Fund	13,264,359	8,791,990
Fidelity Freedom 2030 Fund	11,299,179	7,701,214
Fidelity Freedom 2020 Fund	10,769,931	7,019,699
Fidelity Freedom 2015 Fund	10,209,567	6,980,090
Fidelity Freedom 2035 Fund	9,406,277	6,006,281
Fidelity Freedom 2040 Fund	6,637,608	4,113,507
Fidelity Freedom 2010 Fund	6,622,824	7,711,133
Vanguard Total Bond Market Fund	6,149,469	4,350,974
Fidelity Freedom 2045 Fund	5,384,340	3,302,899
Fidelity Freedom 2050 Fund	2,308,318	1,143,489
Fidelity Freedom Income Fund	2,044,992	1,781,215
T.R. Price Institutional U.S. Structured Research Fund	658,660	429,881
Western Asset Core Fund	-	19,717,261
	$ 611,401,534	$ 515,270,940

Investment results of the Master Trust, excluding interest income from notes to participants, for the year ended December 31, 2010, are as follows:

Investment results:	
Net appreciation in fair value of investments:	
The Valspar Corporation common stock	$ 57,147,725
Common collective trust	4,138,729
Mutual funds	25,435,796
	86,722,250
Interest and dividends*	8,331,927
Total investment results	$ 95,054,177

*The fully benefit-responsive contract earned only interest and dividends during 2010 and 2009.

Note 4. Fair Value Measurements

Accounting guidance was recently issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. This fund also contains interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

Fully benefit-responsive contract and common collective trust: The investment in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. See further discussion at Note 5.

Mutual funds: Mutual funds are valued at the closing prices reported in the active markets in which the securities are traded.

Note 4. Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 265,328,937	$ -	$ -	$ 265,328,937
Fully benefit-responsive contract	-	63,006,020	-	63,006,020
Common collective trust	-	31,693,420	-	31,693,420
Mutual funds:				
Large cap funds	80,803,538	-	-	80,803,538
Balanced funds	77,947,395	-	-	77,947,395
Bond funds	31,915,078	-	-	31,915,078
Mid cap fund	31,150,141	-	-	31,150,141
International fund	29,557,005	-	-	29,557,005
Total Master Trust investments at fair value	$ 516,702,094	$ 94,699,440	$ -	$ 611,401,534

	Investments at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 220,326,464	$ -	$ -	$ 220,326,464
Fully benefit-responsive contract	-	64,711,269	-	64,711,269
Common collective trust	-	28,191,880	-	28,191,880
Mutual funds:				
Large cap funds	71,523,274	-	-	71,523,274
Balanced funds	54,551,517	-	-	54,551,517
Bond funds	24,068,235	-	-	24,068,235
Mid cap fund	22,599,898	-	-	22,599,898
International fund	29,298,403	-	-	29,298,403
Total Master Trust investments at fair value	$ 422,367,791	$ 92,903,149	$ -	$ 515,270,940

Note 5. Fair Value of Investments Reported at Net Asset Value

Accounting guidance provides clarification on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can be determined using net asset value (NAV) as a practical expedient, when the fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used.

Note 5. Fair Value of Investments Reported at Net Asset Value (Continued)

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using NAV as of December 31, 2010:

	Fair Value
Fully benefit-responsive contract:	
Fidelity Managed Income Portfolio II Fund (a)	$ 63,006,020
Common collective trust:	
Fidelity U.S. Equity Index Fund (b)	31,693,420
Total	$ 94,699,440

(a) The objective of the fund is to preserve capital and achieve a competitive level of income over time. To achieve its investment objective, it invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The portfolio may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

(b) This objective of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. Under normal conditions, 90 percent of the portfolio's universe will be invested in securities of the companies which comprise the S&P 500 Index. In addition to its investments in securities, a portion of the portfolio's assets may be in stock index futures and options and collective investment vehicles or shares of investment companies that are managed by the Trustee or its affiliates. The portfolio may transfer uninvested cash balances into joint trading accounts, which are then invested in repurchase agreements, or invest directly with institutions in repurchase agreements. The beneficial interest in the net assets of the portfolio is represented by units. Issues and redemptions of units are recorded, upon receipt of unit holders' instructions in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

For the assets above, there are no unfunded commitments or restrictions on redemption at the Plan or Master Trust level.

Note 6. Transactions With Parties in Interest

Origination and record-keeping fees for notes from participants are charged to the participants' individual accounts.

During the years ended December 31, 2010 and 2009, the Master Trust purchased approximately 1,017,000 shares and 896,000 shares of common stock of the Company at a cost of approximately $31,207,000 and $18,451,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,063,000 for the year ended December 31, 2010. These transactions are exempt party-in-interest transactions.

Note 6. Transactions With Parties in Interest (Continued)

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$ 606,196,396	$ 500,540,138
Adjustment from fair value to contract value for fully benefit-responsive investment contract	593,261	(747,584)
Net assets available for benefits per Form 5500	$ 606,789,657	$ 499,792,554

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statement before transfers	$ 93,395,797
Adjustment from fair value to contract value for fully benefit-responsive investment contract, beginning of year	747,584
Adjustment from fair value to contract value for fully benefit-responsive investment contract, end of year	593,261
Net increase in net assets available for benefits per the Form 5500	$ 94,736,642

Valspar Profit Sharing Plan

Financial Report
April 30, 2010


McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey & Pullen, LLP
Certified Public Accountants



Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Valspar Profit Sharing Plan (the Plan) as of April 30, 2010, and December 31, 2009, and the related statement of changes in net assets available for benefits for the four-month period ended April 30, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2010, and December 31, 2009, and the changes in net assets available for benefits for the four-month period ended April 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Board of Directors of The Valspar Corporation, the Plan's sponsor, elected to merge the Plan into the Valspar Savings and Retirement Plan by April 30, 2010.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 29, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Contents

Valspar Profit Sharing Plan

Statements of Net Assets Available for Benefits
April 30, 2010 and December 31, 2009

	April 30, 2010	December 31, 2009
Investments, at fair value (Notes 2 – 4):		
Interest in The Valspar Corporation Master Trust	**$** -	$ 8,090,064
Employer contributions receivable	-	149,850
Notes from participants (Note 1)	-	11,973
Net assets available for benefits, at fair value	-	8,251,887
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	-	25,488
Net assets available for benefits	**$** -	$ 8,277,375

See Notes to Financial Statements.

Valspar Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Four-Month Period Ended April 30, 2010

(Note 1)	
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	$ 544,555
Interest income from notes receivable from participants	340
Total additions	544,895
Distributions to participants	(576,290)
Administrative costs	(1,944)
Net decrease before transfers	(33,339)
Transfers to other Valspar plans (Note 1)	(8,244,036)
Net decrease after transfers	(8,277,375)
Net assets available for benefits:	
Beginning of year	8,277,375
End of year	$ -

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of Valspar Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for all employees and beneficiaries. Due to changes made in the past, employees of the Rockford, Illinois, facility who were not participants in The Valspar Corporation Savings and Retirement Plan were eligible to participate in the Plan upon satisfaction of the eligibility requirements. The Plan was a defined-contribution plan and was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company had appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Plan merger and transfer of assets: On January 1, 2008, the Company approved the merger of the Plan with the Valspar Savings and Retirement Plan. The remaining employees in the Plan were primarily subject to a collective bargaining agreement in the Rockford, Illinois, facility. The collective bargaining agreement was renewed on November 15, 2009, and contained provisions for participation in the Valspar Savings and Retirement Plan. Effective January 1, 2010, all employee and employer contributions for eligible employees were made to the Valspar Savings and Retirement Plan. All assets of the Plan were transferred by April 30, 2010, with all dividends paid by that date.

Eligibility: Individuals employed in the Rockford, Illinois, facility prior to January 1, 2010, who were part of a collective bargaining agreement were eligible for participation in the Plan.

Contributions: Effective January 1, 2010, all employee and employer contributions were made to the Valspar Savings and Retirement Plan or the Valspar 401(k) Plan for Hourly Employees.

Vesting: Employee contributions vested immediately, and Company contributions vested after three years of service (except for instances when participants attained the normal retirement age or reached age 60, were terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant became immediately vested). All contributions vested immediately upon the April 30, 2010, merger.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduced the Company's contributions in the year of forfeiture. There were no significant forfeitures outstanding at December 31, 2009.

Investment options: Participants had the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices varied in type of investments, rate of return and investment risk. Participants could elect to have all or part of their account balances and contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account was credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations were based on participants' earnings and account balances, as defined in the plan document.

Dividends: Dividends on Company stock were either reinvested in The Valspar Corporation Stock Fund or distributed to participants.

Note 1. Description of the Plan (Continued)

Distributions to participants: Participants elected to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits were paid in the form of a lump-sum distribution in the event that the participant's vested account balance did not exceed $5,000.

Notes from participants: Participants were permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period was not to exceed 60 months. The notes were secured by the balance in the participant's account with interest charged at a rate of prime plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 percent at April 30, 2010, the date of transfer. In connection with the plan merger, participant notes were transferred to either the Valspar Savings and Retirement Plan or the Valspar 401(k) Plan for Hourly Employees.

In September 2010, the Financial Accounting Standards Board (FASB) issued an amendment that provides guidance on how loans to participants should be classified and measured by defined-contribution pension plans. This amendment requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. It was adopted for the four-month period ended April 30, 2010, and retrospectively applied to December 31, 2009. Prior-year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $11,973 from investments to notes from participants as of December 31, 2009. There was no impact on the net assets as of April 30, 2010, or December 31, 2009, as a result of this adoption.

Termination of the Plan: Once all plan assets were transferred out to the other plans on April 30, 2010, the Plan was terminated.

Plan administration: The Plan was administered by the Company, which absorbed a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee was responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Fully benefit-responsive investment contract: Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits as of December 31, 2009, presented the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust were stated at current fair value as determined by the Trustee, which held the various investments. Fair value was the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income was recorded on the accrual basis, and dividends were recorded on the ex-dividend date. Realized gains and losses related to sales of investments were recorded on a trade-date basis. Investment income and expenses were allocated to the Plan based upon its pro rata share in the net assets of The Valspar Corporation Master Trust.

Tax status: The Plan obtained its latest determination letter on February 27, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan was amended after receiving the determination letter. However, the Plan Administrator believes the Plan was being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were issued.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan were held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of Valspar Savings and Retirement Plan and Valspar 401(k) Plan for Hourly Employees. Fidelity serves as the trustee of the Master Trust.

The value of the Plan's interest in the Master Trust was based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 1.6 percent on December 31, 2009. Investments in the Master Trust were determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not have approximated this percentage interest in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

At December 31, 2009, approximately 43 percent of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of the Valspar Corporation Stock Fund was dependent on the performance of The Valspar Corporation and the market's evaluation of such performance.

The fair values of investment funds of the Master Trust in which the Plan invested as of December 31, 2009, are as follows:

The Valspar Corporation Stock Fund	$ 220,326,464
Fully benefit-responsive contract:	
Fidelity Managed Income Portfolio II Fund	64,711,269
Common collective trust:	
Fidelity U.S. Equity Index Fund	28,191,880
Mutual funds:	
Dodge & Cox Stock Fund	36,817,462
Marsico Focus Fund	34,275,931
PIMCO Total Return Institutional Fund	-
Fidelity Diversified International Fund	29,298,403
Frontegra Iron Bridge SMID Fund	22,599,898
Western Asset Core Fund	19,717,261
Fidelity Freedom 2025 Fund	8,791,990
Fidelity Freedom 2010 Fund	7,711,133
Fidelity Freedom 2030 Fund	7,701,214
Fidelity Freedom 2020 Fund	7,019,699
Fidelity Freedom 2015 Fund	6,980,090
Fidelity Freedom 2035 Fund	6,006,281
Vanguard Total Bond Market Fund	4,350,974
Fidelity Freedom 2040 Fund	4,113,507
Fidelity Freedom 2045 Fund	3,302,899
Fidelity Freedom Income Fund	1,781,215
Fidelity Freedom 2050 Fund	1,143,489
T.R. Price Institutional U.S. Structured Research Fund	429,881
	$ 515,270,940

Note 4. Fair Value Measurements

Accounting guidance was recently issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Note 4. Fair Value Measurements (Continued)

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of valuation methodologies used for assets measured at fair value as of December 31, 2009.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consisted primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contained interest-bearing cash, miscellaneous receivables, and accrued income existing at period- or year-end, offset by the benefit payable in The Valspar Corporation common stock.

Fully benefit-responsive contract and common collective trust: The investment in the common collective trust (Fidelity U.S. Equity Index Fund) was recorded at the underlying net asset value per unit, which approximated fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) was stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract was calculated using a discounted cash flow model which considered recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Mutual funds: Mutual funds were valued at the closing prices reported in the active markets in which securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 220,326,464	$ -	$ -	$ 220,326,464
Fully benefit-responsive contract	-	64,711,269	-	64,711,269
Common collective trust	-	28,191,880	-	28,191,880
Mutual funds:				
Large cap funds	71,523,274	-	-	71,523,274
Balanced funds	54,551,517	-	-	54,551,517
International funds	29,298,403	-	-	29,298,403
Bond funds	24,068,235	-	-	24,068,235
Mid cap funds	22,599,898	-	-	22,599,898
Total Master Trust investments at fair value	$ 422,367,791	$ 92,903,149	$ -	$ 515,270,940

Note 5. Transactions With Parties in Interest

Origination and record-keeping fees for notes from participants were charged to the participants' individual accounts. During the years ended December 31, 2010 and 2009, the Master Trust purchased approximately 1,016,000 shares and 896,000 shares of common stock of the Company at a cost of approximately $31,207,000 and $18,451,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,063,000 for the year ended December 31, 2010. These transactions are exempt party-in-interest transactions.

Certain plan investments were shares of mutual funds managed by Fidelity. Fidelity was the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions. Administrative fees paid to the Trustee also qualified as party-in-interest transactions.

Note 6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

Net assets available for benefits per the financial statements	$ 8,277,375
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(25,488)
Net assets available for benefits per Form 5500	$ 8,251,887

The following is a reconciliation of the Plan's net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the period ended April 30, 2010:

Net decrease in net assets available for benefits per the financial statement before transfers	$ (33,339)
Adjustment from fair value to contract value for fully benefit-responsive investment contract, beginning of year	25,488
Net decrease in net assets available for benefits per the Form 5500	$ (7,851)